Exhibit 21.1

Subsidiaries of Evergy Missouri West, Inc.

Name of Subsidiary	Jurisdiction of Formation of Subsidiary
MPS Merchant Services, Inc.	Delaware
MPS Gas Pipeline Corporation	Delaware
Evergy Missouri West Receivables Company	Delaware
MPS Canada Holdings, Inc.	Delaware
MPS Networks Canada Corporation	Alberta, Canada
MPS Canada Corporation	New Brunswick, Canada
Trans MPS, Inc.	Delaware
MPS Europe, Inc.	Delaware
MPS Sterling Holdings, LLC	Delaware